JPMORGAN INSURANCE TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 11, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Insurance Trust (the “Trust”); File Nos. 33-66080; 811-07874–

Post-Effective Amendment No. 53

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the JPMorgan Insurance Trust Global Allocation Portfolio (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933.

PROSPECTUS COMMENTS

1.	Comment: Please confirm that the Annual Fund Operating Expenses table and Expense Example will be updated in the Fund’s 485(b) filing. In addition, please supplementally provide the completed Annual Fund Operating Expenses table and Expense Example prior to the Fund filing its 485(b) filing.

Response: The Fund confirms that the Annual Fund Operating Expenses table and Expense Example will be updated in the Fund’s 485(b) filing. The expected tables are noted below. To the extent the information below changes between now and the date of the 485(b) filing, the updated information will be included in the 485(b) filing:

ANNUAL FUND OPERATING EXPENSES

(Expenses that you pay each year as a percentage of the value of your investment)

Class 1
Management Fees	0.60%
Distribution (Rule 12b-1) Fees	NONE
Other Expenses	0.61
Dividend Expenses on Short Sales[1]	0.01
Remainder of Other Expenses	0.60
Acquired Fund Fees and Expenses	0.26

Total Annual Fund Operating Expenses	1.47
Fee Waivers and Expense Reimbursements[2]	(0.43)

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements[2]	1.04

1	“Dividend Expenses on Short Sales” are based on estimated amounts for the current fiscal year.
2	The Portfolio’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.78% of the average daily net assets of Class 1 Shares. The Portfolio may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The Portfolio’s adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio’s investment in such money market funds. These waivers are in effect through 4/30/18, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 4/30/18 and total fund operating expenses thereafter. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COST WOULD BE:

	1 Year	3 Years	5 Years	10 Years
CLASS 1 SHARES ($)	106	423	762	1,721

ANNUAL FUND OPERATING EXPENSES

(Expenses that you pay each year as a percentage of the value of your investment)

Class 2
Management Fees	0.60%
Distribution (Rule 12b-1) Fees	0.25
Other Expenses	0.61
Dividend Expenses on Short Sales[1]	0.01
Remainder of Other Expenses	0.60
Acquired Fund Fees and Expenses	0.26

Total Annual Fund Operating Expenses	1.72
Fee Waivers and Expense Reimbursements[2]	(0.43)

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements[2]	1.29

1	“Dividend Expenses on Short Sales” are based on estimated amounts for the current fiscal year.
2	The Portfolio’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.03% of the average daily net assets of Class 2 Shares. The Portfolio may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The Portfolio’s adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio’s investment in such money market funds. These waivers are in effect through 4/30/18, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 4/30/18 and total fund operating expenses thereafter. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COST WOULD BE:

	1 Year	3 Years	5 Years	10 Years
CLASS 2 SHARES ($)	131	500	893	1,994

2.	If applicable, please disclose in the Annual Fund Operating Expenses table dividend expenses on short sales.

Response: As noted in the Annual Fund Operating Expenses table listed above in response to Comment 1, dividend expenses on short sales will be included in the Fund’s Annual Fund Operating Expenses table to be included in the Fund’s 485(b) filing.

3.	Comment: The prospectus states that the Fund may invest in emerging markets. Please include disclosure on how the Fund defines emerging markets.

Response: The Fund respectfully submits that the current disclosure is sufficient. In particular, the Fund notes that the “Foreign Securities, Emerging Markets, and Currency Risk” risk factor states that “Emerging market countries typically have less-established market economies than developed countries and may face greater social, economic, regulatory and political uncertainties. In addition, emerging markets typically present greater illiquidity and price volatility concerns due to smaller or limited local capital markets and greater difficulty in determining market valuations of securities due to limited public information on issuers.”

4.	Comment: With regard to “Geographic Focus Risk,” if the Fund currently anticipates that it may concentrate its investments in a particular foreign country or region, please consider adding additional disclosure with respect to that country or region.

Response: The Fund will modify its disclosure in response to the comment.

5.	Comment: “Depositary Receipt Risk” is currently listed as an “Additional Risk” but Depositary Receipts are listed as part of the Fund’s main investment strategies. Please consider including “Depositary Receipt Risk” as a “Main Risk” or, alternatively, please consider removing Depositary Receipts from the Fund’s main investment strategies.

Response: “Depositary Receipt Risk” was inadvertently included as an “Additional Risk” and will be moved to the “Main Risk” section in the Fund’s prospectus.

*        *         *        *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis

Assistant Secretary

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